Exhibit 99.8

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Tel.: + 33 (0) 1 47 44 46 99

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Anthea PITT

Tel.: + 44 207 719 79 24

Damien STEFFAN

Tel.: + 33 (0) 1 41 35 32 24

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 44 207 719 79 21

TOTAL S.A.

Share Capital €6 035 891 002.50

Registered in Nanterre

RCS 542 051 180

total.com

Gilles Cochevelou is appointed Chief Digital Officer of Total

Paris, November 25, 2015 – Gilles Cochevelou is appointed Chief Digital Officer of Total.

Gilles Cochevelou joined Total in 1994 and has held, successively, the positions of Operations Manager at Donges Refinery and Head of Strategic Planning in Refining and Marketing.

In 2000, he moved to the Gas & Power division as General Manager in the United Arab Emirates, later being named Vice President Renewables and Vice President, Research & Development.

Since January 2010, he has been as Group Vice President Learning, Education, University.

In September 2015, he was appointed Chief Digital Officer.

He graduated from Ecole Polytechnique and Ecole Nationale Supérieure des Techniques Avancées and holds a Master of Science in Ocean Engineering from the Massachusetts Institute of Technology.

www.linkedin.com/in/gillescochevelou

* * * * *

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Damien STEFFAN

Tel.: + 33 (0) 1 41 35 32 24

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital € 5 945 861 837.50

Registered in Nanterre

RCS 542 051 180

www.total.com

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and the world’s second-ranked solar energy operator with SunPower. Our 100,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.